Exhibit 21.1

Subsidiaries of Registrant

Name	Jurisdiction of Organization
Athena Arsenal, LLC	Massachusetts
Athena Point Lookout, LLC	Maine
athenahealth MA, Inc.	Massachusetts
athenahealth Technology Private Limited	India
Dionysus, LLC	Massachusetts
Epocrates, LLC	Delaware
Filament Labs, Inc.	Delaware
MDP Accelerator, LLC	Delaware
Praxify Technologies, Inc.	Delaware
Praxify Technologies India Private Limited	India
Razor Insights, LLC	Georgia
RazorInsights Technology Private Limited	India
Silenus, LLC	Massachusetts